SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Era Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26885G 109

(CUSIP Number)

Charles Fabrikant

c/o SEACOR Holdings Inc.

2200 Eller Drive

Ft. Lauderdale, FL 33316

(954) 523-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26885G 109

1	NAME OF REPORTING PERSON Charles Fabrikant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,820 (see Item 5)
	8	SHARED VOTING POWER 470,464 (see Item 5)
	9	SOLE DISPOSITIVE POWER 524,820 (see Item 5)
	10	SHARED DISPOSITIVE POWER 470,464 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,284 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock (“Common Stock”), par value $0.01 per share, of Era Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 818 Town & Country Blvd., Suite 200, Houston, Texas 77024.

Item 2. Identity and Background

(a) Charles Fabrikant (“Mr. Fabrikant”)

(b) Mr. Fabrikant’s business address is c/o SEACOR Holdings Inc., 2200 Eller Drive, Ft. Lauderdale, Florida 33316.

(c) Mr. Fabrikant’s principal occupation is Executive Chairman of the Board of Directors of SEACOR Holdings Inc. (“SEACOR”). SEACOR, a NYSE-listed company, is in the business of owning, operating, investing in and marketing equipment, primarily in the offshore oil and gas and marine transportation industries. SEACOR’s principal executive office is 2200 Eller Drive, Ft. Lauderdale, Florida 33316.

(d –e) During the last five years, Mr. Fabrikant has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Fabrikant is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Fabrikant is a beneficial owner of common stock of SEACOR and is filing this Schedule 13D to report his acquisition of beneficial ownership of an aggregate of 995,284 shares of the Issuer’s Common Stock (the “Shares”) as a result of the distribution (the “Distribution”) by SEACOR to its stockholders on a pro rata basis of all of the outstanding shares of Common Stock of the Issuer on January 31, 2013, as more fully described in the Issuer’s Form 10 filed by the Issuer on October 12, 2012, as amended. Pursuant to the Distribution, each holder of a share of SEACOR common stock received one share of Common Stock for no consideration.

Item 4. Purpose of Transaction

Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Fabrikant is Chairman of the Board of Directors of the Issuer. Mr. Fabrikant holds the Shares for investment purposes. Apart from his potential receipt from time to time of equity compensation as a director of the Issuer and his consideration of matters from time to time within the scope of his fiduciary duties as a director, Mr. Fabrikant does not have any plans or proposals that relate to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

Notwithstanding the foregoing, Mr. Fabrikant may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Fabrikant will take into consideration various factors, including gift and estate planning considerations.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Mr. Fabrikant to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. As of January 31, 2013, Mr. Fabrikant beneficially owned an aggregate of 995,284 shares of Common Stock: (i) 435,584 shares owned directly; (ii) 358,529 shares owned by Fabrikant International Corporation, of which he is President, (iii) 89,236 shares owned by VSS Holding Corporation, of which he is President and sole stockholder, (iv) 1,434 shares owned by the Charles Fabrikant Trustee Article Seven Trust, of which he is a trustee, (v) 1,540 shares owned by the Charles Fabrikant 1974 Trust, of which he is a trustee (vi) 1,540 shares owned by the Jane Strasser 1974 Trust, of which he is a trustee, (vii) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee, (viii) 14,826 shares held by his wife, Mrs. Sara Fabrikant (“Mrs. Fabrikant”), (ix) 18,995 shares owned by his mother’s estate over which he is a trustee, (x) 60,000 held by the Charles Fabrikant 2012 GST Exempt Trust, of which Mrs. Fabrikant is a trustee, (xi) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which Mrs. Fabrikant is a trustee and (xii) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which Mrs. Fabrikant is a trustee. Accordingly, as of January 31, 2013, Mr. Fabrikant beneficially owned approximately 5.01% of the Common Stock outstanding (based upon 19,883,583 shares of Common Stock outstanding).

(b) The responses of Mr. Fabrikant to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Mrs. Fabrikant’s address is c/o Charles Fabrikant, SEACOR Holdings Inc., 2200 Eller Drive, Ft. Lauderdale, Florida 33316. Mrs. Fabrikant’s principle occupation is engaging in philanthropic activities. During the last five years, Mrs. Fabrikant has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mrs. Fabrikant is a United States citizen.

(c) Except as described in Item 3 of this Schedule 13D, Mr. Fabrikant has not executed any transactions in respect of the Common Stock within the last sixty days.

(d –e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

/s/ Charles Fabrikant
Charles Fabrikant